Ivanhoe Capital Acquisition Corp.

1177 Avenue of Americas

5th Floor

New York, NY 10026

October 22, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention:	Melissa Gilmore

Thomas Jones

Erin Purnell

Jean Yu

Re:	Ivanhoe Capital Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed September 22, 2021 File No. 333-258691

Ladies and Gentlemen:

This letter sets forth the response of Ivanhoe Capital Acquisition Corp. (the “Company” or “Ivanhoe”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 8, 2021, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, the Company has incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4 filed September 22, 2021

Cover Page

1.	Staff’s Comment:

Please disclose prominently on the cover page that you are not a Chinese operating company but a Cayman Islands company with operations conducted by your subsidiaries based in China, and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that the target of the Company’s initial business combination, SES Holdings Pte. Ltd. (“SES”), is a Singapore private company limited by shares and, in connection with the domestication described in the Registration Statement, the Company will become a Delaware corporation. None of the executive officers or key members of management of SES and the post-business combination combined company is located in China. In addition, none of the members of the post-business combination board of directors is located in China.

In addition, the majority of SES’s operations are conducted outside of China, and the majority of the post-business combination combined company’s operations will not be in China. The operations currently conducted by SES in China, through its subsidiary SolidEnergy Systems (Shanghai) Co., Ltd. (“SES Shanghai”), are limited to research and development. Although SES expects to start building its pilot facility in 2022 in Shanghai, this will only entail the development of pre-commercial-production 1 Gigawatt-hour (“GWh”) battery cells, and not the production of full-scale productions systems or commercial products. SES has not yet determined where it will build its proposed facilities for the commercial production of battery cells following the business combination, namely, the Expansion I Facility (i.e., a 10 GWh joint venture plant expected to be operational by 2025, which is expected to ramp up to 30 GWh capabilities by 2027) and the Expansion II Facility (i.e., a 30 GWh facility expected to be operational in 2026, which is expected to ramp to 70 GWh capabilities by 2028).

SES’s largest shareholder is its Founder and Chief Executive Officer, Dr. Qichao Hu, who is a resident of Boston, Massachusetts. Dr. Hu will be the controlling shareholder of the Company following the closing of the business combination. While SES has received investments from certain China-based strategic and financial investors, including automotive original equipment manufacturers (“OEMs”) SAIC Motors and Geely Auto Group, and mining and manufacturing company Tianqi Lithium HK Co. Ltd., it has also received investments from many strategic and financial investors outside of China, including OEMs General Motors Company and Hyundai Motor Company, energy and chemicals conglomerate SK Inc., semiconductor equipment manufacturer Applied Materials, Inc., affiliates of automotive supplier LG Corporation and investment firms Vertex Ventures Holdings and Temasek Holdings Limited.

The risks relating to SES’s current and expected operations in China are already described in risk factors beginning on pages 69 and 71 of the Registration Statement, in the sections titled “Risks Relating to Our International Operations” and “Risks Relating to Regulation and Legal Compliance.” Given the nature of SES’s current and expected operations in China as described above, the Company does not believe that additional disclosure is required.

2.	Staff’s Comment:

Provide prominent disclosure about the legal and operational risks associated with SES and the combined company being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in SES and the combined company's operations and/or the value of common stock or could significantly limit or completely hinder SES and the combined company's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact SES and the combined company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that, as discussed further in the Company’s response to the Staff’s comment 1, neither the Company nor SES is based in China, the majority of SES’s current operations are not in China and the majority of the post-business combination combined company’s operations will not be in China. Accordingly, the Company believes that the risks associated with SES’s operations in China are adequately addressed in the risk factors beginning on pages 69 and 71 of the Registration Statement, in the sections titled “Risks Relating to Our International Operations” and “Risks Relating to Regulation and Legal Compliance.”

3.	Staff’s Comment:

Clearly disclose how you will refer to SES, its subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that, as discussed further in the Company’s response to the Staff’s comment 1, neither the Company nor SES is based in China, the majority of SES’s current operations are not in China and the majority of the post-business combination combined company’s operations will not be in China. Additionally, as discussed further in the Company’s response to the Staff’s comment 4, SES does not have a variable interest entity (“VIE”) structure. SES consists of SES Holdings Pte. Ltd. (organized in Singapore), and the following wholly-owned subsidiaries: SolidEnergy Systems, LLC (organized in Delaware), SolidEnergy Systems (Shanghai) Co., Ltd. (organized in Shanghai, China), SolidEnergy Systems Securities Corporation (organized in Massachusetts) and Viking Power Systems Pte. Ltd. (organized in Singapore). SES operates as an integrated company across its corporate structure, with corporate headquarters in Singapore, facilities in Boston, United States and Shanghai, China and an office in Seoul, South Korea, and with executive officers and other key members of management working remotely in other parts of the United States. This structure is expected to stay in place at the combined company following the business combination. The Company also notes that references to “we”, “our” or “us” in certain sections of the Registration Statement refer to SES collectively, including its subsidiaries, as specifically noted on pages 57, 210, 222, and 236 of the Registration Statement.

Summary of the Proxy Statement/Prospectus, page 29

4.	Staff’s Comment:

Disclose each permission that SES, its subsidiaries, or its VIEs are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State whether SES, its subsidiaries, or VIEs are covered by permissions requirements from the CSRC or any other entity that is required to approve of the VIEs' operations, and state affirmatively whether SES has received all requisite permissions and whether any permissions have been denied.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that SES does not have a VIE structure. The Company also advises the Staff that neither SES nor any of its subsidiaries is required to obtain permissions from Chinese authorities to operate and issue securities to foreign investors.

5.	Staff’s Comment:

Provide a clear description of how cash is transferred through SES. Disclose SES's intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and SES's and the combined company's ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on SES's and the combined company's ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that SES is not subject to any VIE agreements. The Company also advises the Staff that it believes it has provided appropriate and complete disclosure regarding the material U.S. federal income tax considerations applicable to holders of the Company’s units, public shares or public warrants (other than the Company’s sponsor or any of its affiliates) as a consequence of the ownership and disposition of the Class A common stock and public warrants of the combined company after the closing of the business combination in the section of the Registration Statement titled “U.S. Federal Income Tax Considerations.”

6.	Staff’s Comment:

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that SES is not subject to the Holding Foreign Companies Accountable Act, as SES’s auditor, KPMG LLP, is a reputable auditing firm located in the United States (namely, Albany, New York) and may be investigated by the PCAOB.

Risks Related to SES’s Business, page 48

7.	Staff’s Comment:

In your summary of risk factors, disclose the risks that SES's and the combined company's corporate structure and being based in or having the majority of the combined company’s operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in SES's and the combined company's operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder SES's and the combined company's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that, as discussed further in the Company’s response to the Staff’s comment 1, neither the Company nor SES is based in China, the majority of SES’s current operations are not in China and the majority of the post-business combination combined company’s operations will not be in China. Accordingly, the Company believes that the risks associated with SES’s operations in China are adequately addressed in the risk factors beginning on pages 69 and 71 of the Registration Statement, in the sections titled “Risks Relating to Our International Operations” and “Risks Relating to Regulation and Legal Compliance.”

Risk Factors, page 57

8.	Staff’s Comment:

Given the Chinese government's significant oversight and discretion over the conduct of SES's business, please revise to separately highlight the risk that the Chinese government may intervene or influence SES's operations at any time, which could result in a material change in its operations and/or the value of the combined company's securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that, as described further in the responses to the previous comments, it does not believe that the Chinese government has significant oversight and discretion over the conduct of SES’s business.

9.	Staff’s Comment:

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that, as described further in the responses to the previous comments, it does not believe that the Chinese government has significant oversight and discretion over the conduct of SES’s business or the business combination.

Investors may not have the same benefits as an investor in an underwritten public offering, page 95

10.	Staff’s Comment:

We note your revisions in response to comment 18. Please revise to state that the sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:

       The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 12, 47, 93 and 159 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 106

11.	Staff’s Comment:

We note your response to prior comment 22 regarding the strategic premium liability in connection with the PIPE Financing. Please respond by providing the following:

•	Explain to us in further detail how you determined the fair value of the strategic premium liability and Class A common stock, including any significant fair value assumptions made and judgements used by management;

•	Reconcile and clarify the adjustment amount (G) as it appears that the $200 million in proceeds includes a total of $18.7 million for the strategic premium liability. However, adjustments (G) on page 102 total $232 million while noting the adjustments for the strategic premium liabilities on page 101 are labeled (F);

•	Tell us the authoritative guidance relied upon in determining liability treatment as opposed to equity treatment, and

•	Please provide us with the development agreement or refer us to the development agreement already provided.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff as follows with respect to its determination of the fair value of the strategic premium liability and Class A common stock.

SES is working closely with OEMs and other strategic partners to develop and produce its hybrid Li-Metal battery cells, with the aim of making them widely available in electric vehicles over time. On May 12, 2021, a strategic investor and SES (i) executed a commitment letter pursuant to which the strategic investor committed to purchase $50.0 million of New SES Class A common stock in the PIPE Financing (the “PIPE Financing Commitment Letter”), (ii) signed an A-sample battery cell joint development agreement and (iii) executed a side letter laying out the events which would lead to the termination of the joint development agreement ((ii) and (iii) are collectively referred to as the “JDA”).

Under the terms of the PIPE Financing Commitment Letter, the strategic investor has committed to purchase $50.0 million worth of shares of the post-business combination combined company’s Class A common stock to be issued in the PIPE Financing, and, in the event of the business combination not being consummated, to provide an alternative equity investment of $50.0 million by February 28, 2022 at the latest.

Under the terms of the JDA, which is effective from August 31, 2021, the parties have partnered to develop a 100 amp-hour A-sample battery cell in a phased manner over an initial anticipated term of 30 months. If new intellectual property rights are established as a part of the activities being carried out under the JDA, each party will own its solely-developed foreground intellectual property rights and both parties will have equal rights over the jointly-developed foreground intellectual property rights. However, SES is fully responsible for all costs incurred from the activities under the JDA, including purchases of certain fixtures and equipment to be installed in the prototype manufacturing line at a facility provided by the strategic investor. The title of such fixtures and equipment will immediately belong to the strategic investor. Further, under the terms of the JDA, the JDA will be terminated if the strategic investor fails to provide funding of $50.0 million, either in the form of the PIPE Financing or an alternative equity investment. Essentially, only upon closing of the PIPE Financing or an alternative equity investment of $50.0 million will the strategic investor receive (i) equity in New SES and (ii) benefits from the costs incurred by SES under the JDA (“Strategic Premium”). If there is no additional equity investment from the strategic investor, the JDA will be terminated, and SES will not be obligated to perform under the JDA.

In order to determine the pro forma adjustment related to the above arrangement, as a first step, SES evaluated the substance of the PIPE Financing arrangement with the strategic investor. SES determined that the PIPE Financing Commitment Letter and the JDA should be treated as a single contract for accounting purposes. Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (Topic 815) (“ASC 815”) requires that if two or more separate transactions are entered into in an attempt to circumvent the provisions of ASC 815, an issuer must combine them. The guidance in ASC 815-10-15-9 sets forth the indicators that, when considered in the aggregate, would cause separate agreements to be viewed as a single contract. Following discussion with SES, the Company respectfully submits to the Staff that the PIPE Financing Commitment Letter and the JDA were not entered into separately with the strategic investor in order to circumvent the provisions of ASC 815. However, given the temporal proximity of the parties’ entry into the agreements, SES determined to evaluate the combination of the PIPE Financing Commitment Letter and the JDA under the provisions of ASC 815. SES found that the indicators in ASC 815-10-15-9 for viewing separate agreements as a single contract were present with respect to the JDA and the PIPE Financing Commitment Letter, and so SES concluded that the two agreements are a single contract for these purposes. SES also considered the contract combination guidance in FASB Accounting Standards Codification (Topic 606) (“ASC 606”), namely ASC 606-10-25-9, and noted that, given similarities between the guidance in ASC 815-10-15-9 and ASC 606-10-25-9, applying the guidance under ASC 606-10-25-9 would likewise result in combining the PIPE Financing Commitment Letter and the JDA into a single contract for accounting purposes.

Next, having considered that the PIPE Financing Committee Letter and the JDA with the strategic investor should be viewed as a single contract, SES determined the units of accounting present in such proposed PIPE Financing arrangement. SES considered whether the proposed PIPE Financing with the strategic investor contains off-market terms. In equity transactions, unless there is evidence to the contrary, proceeds from the issuance of shares solely for cash are assumed to equal the fair value of the shares issued. However, as discussed above, upon the closing of the $50.0 million PIPE Financing, the strategic investor will receive not only equity in New SES, but also contractual rights to the benefits of the Strategic Premium. Due to these additional benefits to the strategic investor, which SES has not agreed to provide to any other investor expected to participate in the PIPE Financing, SES concluded that the proposed PIPE Financing with the strategic investor contains off-market terms. Furthermore, following discussion with SES, the Company respectfully submits to the Staff that because there is no specific guidance on determining units of accounting in an off-market equity issuance transaction, SES applied by analogy the following guidance in FASB Accounting Standards Codification (Topic 505) (“ASC 505”), namely ASC 505-30-25-3:

“The facts and circumstances associated with a share repurchase may suggest that the total payment relates to other than the shares repurchased. An entity offering to repurchase shares only from a specific shareholder (or group of shareholders) suggests that the repurchase may involve more than the purchase of treasury shares. Also, if an entity repurchases shares at a price that is different from the price obtainable in transactions in the open market or transactions in which the identity of the selling shareholder is not important, some portion of the amount being paid presumably represents a payment for stated or unstated rights or privileges that shall be given separate accounting recognition.”

Given the facts and circumstances of the PIPE Financing with the strategic investor, SES concluded that the total payment to be made by the strategic investor in the PIPE Financing represents a payment for both the shares of Class A common stock of the post-business combination combined company and the contractual rights to the Strategic Premium. Based on this, SES determined that there are two units of accounting present in the strategic investor PIPE Financing:

(1)	shares of Class A common stock of the post-combination combined company; and
(2)	an obligation to provide the benefits of the Strategic Premium.

Next, SES determined how to allocate the proceeds of the $50.0 million from the proposed PIPE Financing with the strategic investor between these two units of accounting. Generally, when multiple instruments are issued in a single transaction, the total proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying (i) all the freestanding instruments and (ii) the subsequent measurement basis for those instruments. The subsequent measurement basis helps inform how the proceeds should be allocated. Following discussion with SES, the Company respectfully submits to the Staff that there is no specific guidance under ASC 505 dealing with allocation of proceeds in an off-market-priced equity transaction. However, by analogy, FASB Accounting Standards Codification (Topic 470) (“ASC 470”), namely ASC 470-20, requires allocation of proceeds on a relative fair value basis when a debt instrument is issued with equity-classified detachable stock purchase warrants. ASC 470-20-25-2 states:

“Proceeds from the sale of a debt instrument with stock purchase warrants (detachable call options) shall be allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds so allocated to the warrants shall be accounted for as paid-in capital. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction. This usually results in a discount (or, occasionally, a reduced premium), which shall be accounted for under Topic 835.”

In determining its approach for allocation of proceeds, SES also considered the following interpretation from Section 6.1.1 of Deloitte’s March 2020 publication A Roadmap to Accounting for Contracts on an Entity’s Own Equity:

“We believe that a relative fair value allocation approach is also appropriate for other types of freestanding equity-classified contracts on an entity’s own equity that are issued together with debt or stock that is not accounted for at fair value on a recurring basis (e.g., a detachable warrant issued with preferred stock). If the debt or stock contains an embedded derivative that is required to be separated under ASC 815-15 (e.g., certain embedded put or call options), the allocation of proceeds between the contract on the entity’s own equity and the debt is performed on a relative fair value basis before the allocation of proceeds between the debt host contract and the embedded derivative.”

Based on the above considerations, SES determined to apply by analogy the guidance in ASC 470-20-25-2. SES interprets this guidance as stating that an entity should allocate the proceeds of an off-market-priced equity transaction to the shares and other securities on a relative fair value basis when none of the freestanding instruments is required to be subsequently measured at fair value. Since the Strategic Premium represents an obligation of the Company to provide additional benefits to the strategic investor—and so would not be subsequently re-measured on a fair value basis—SES allocated the proceeds of $50.0 million between the shares of the post-business combination combined company’s Class A common stock and Strategic Premium using the relative fair value basis.1

1 SES also considered if the residual approach of allocation would be more appropriate, but decided against it because:

(i)	it believes that the strategic investor is receiving substantive additional benefits when compared to the other investors expected to participate in the PIPE Financing, for the same price; and
(ii)	allocating the proceeds between the two components would most appropriately reflect the economics of the transaction, since not allocating any value to the Strategic Premium obligation would result in an understatement of its present liabilities.

Having decided to allocate the proceeds using the relative fair value basis, SES determined the fair value of the two units of accounting using the guidance in FASB Accounting Standards Codification (Topic 820) (“ASC 820”). The fair value of the New Class A common stock was deemed to be $10.00 per share, the price to be paid by other investors in the PIPE Financing (i.e., the price in an orderly transaction between market participants). In determining the fair value of the Strategic Premium obligation, SES notes that pursuant to ASC 820-10-35-16H, when there is no quoted price for the transfer of an identical or similar liability and no corresponding asset held by other parties, the issuer must use a valuation technique to measure the fair value of the item from the perspective of a market participant owing the liability. When using a present value technique to measure fair value, the issuer could estimate the future cash outflows that market participants would expect to incur in fulfilling the obligation, including any compensation for risk and the profit margin that a market participant would require to undertake the activity. The fair value of the Strategic Premium was determined based on preliminary estimates of cash outflows expected by SES over the initial anticipated term of the JDA, the benefit of which would only accrue to the strategic investor. In determining the preliminary estimate of cash outflows, SES estimated the costs it expects to incur in purchasing the fixtures and equipment for the prototype line and in fulfilling other development work contemplated by the JDA (i.e., primarily engineering hours and cost of materials to be used in the development activities). SES believes that this approach best depicts the fair value of the net benefits proposed to be provided to the strategic investor from a market participant perspective. Additionally, SES notes that it is common for early-stage technology development agreements to be on a cost-reimbursement basis, whereby the counterparty only reimburses the party incurring the costs. In such situations, the market participant usually agrees to the economics of a cost reimbursement due to the potential joint ownership rights to the technology being developed. Furthermore, following discussion with SES, the Company respectfully submits to the Staff that these are preliminary estimates for the purpose of pro forma adjustments, and it will continue to refine further its assumptions and methodology to estimate the fair value of the Strategic Premium obligation.

Based on the preliminary estimate described above, SES allocated $31.3 million to the shares of the post-business combination combined company’s Class A common stock to be issued to the strategic investor and $18.7 million to the Strategic Premium. Furthermore, the Company respectfully submits to the Staff that there is an inadvertent error in the footnote references for the adjustments and we have revised our references in pages 116 and 117 of the Revised Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630, Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 or Joel Rubinstein of White & Case LLP at (212) 819-7642 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

IVANHOE CAPITAL ACQUISITION CORP.

By:	/s/ Andrew Boyd
Name: Andrew Boyd
Title: Chief Investment Officer

Enclosures

cc:	Debbie P. Yee (Kirkland & Ellis LLP)

Sean T. Wheeler (Kirkland & Ellis LLP)

Joel Rubinstein (White & Case LLP)